ACCBT Corp.

September 6, 2007

To: Yehuda Niv, CEO
Ramot at Tel Aviv University Ltd.

Re: *Accession to Terms*

The undersigned hereby agrees to be bound by and subject to the terms and conditions of the Second Restated and Amended Registration Rights Agreement between Ramot at Tel Aviv University Ltd. ("**Ramot**") and Brainstorm Cell Therapeutics Inc. (the "**Company**"), dated August 1, 2007, in connection with Warrant no. 0001 issued by the Company to Ramot (bearing Issue Date: November 4, 2004 and Amendment Date: August 1, 2007, and reflecting a right to receive a total of 3,181,925 shares of Common Stock of the Company (subject to adjustment as provided therein)), but only to the extent of 1,181,925 shares of Common stock issuable to the undersigned upon exercise of such Warrant.

Sincerely,

ACCBT Corp.

Signature: ______________
Name: Chaim Lebovits
Title: CEO

Cc: Brainstorm Cell Therapuetics Inc.